Exhibit 99.12
Consolidated

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF INFOSYS TECHNOLOGIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited ('the Company') and its subsidiaries (collectively referred to as the 'Infosys Group') as at 30 June 2009, the consolidated Profit and Loss Account of the Infosys Group for the quarter ended on that date and the consolidated Cash Flow Statement of the Infosys Group for the quarter ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements and AS 25, Interim Financial Reporting, prescribed by the Companies (Accounting Standards) Rules, 2006.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a)	in the case of the consolidated Balance Sheet, of the state of affairs of the Infosys Group as at 30 June 2009;
(b)	in the case of the consolidated Profit and Loss account, of the profit of the Infosys Group for the quarter ended on that date; and
(c)	in the case of the consolidated Cash Flow Statement, of the cash flows of the Infosys Group for the quarter ended on that date.

for  B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
10 July 2009

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore,
Balance Sheet as at	Schedule	June 30, 2009	March 31, 2009
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	287	286
Reserves and surplus	2	19,550	17,968
		19,837	18,254
MINORITY INTEREST		-	-
		19,837	18,254
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		7,359	7,093
Less: Accumulated depreciation and amortization		2,637	2,416
Net book value		4,722	4,677
Add: Capital work-in-progress		557	677
		5,279	5,354
INVESTMENTS	4	1,152	-
DEFERRED TAX ASSETS, NET	5	135	126
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	3,417	3,672
Cash and bank balances	7	9,578	9,695
Loans and advances	8	3,489	3,279
		16,484	16,646
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	2,010	2,004
Provisions	10	1,203	1,868
NET CURRENT ASSETS		13,271	12,774
		19,837	18,254
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24
The schedules referred to above are an integral part of the consolidated balance sheet.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	S. Gopalakrishnan	S. D. Shibulal	Deepak M. Satwalekar
Partner Membership No. 32815	Chairman and Chief Mentor	Chief Executive Officer and Managing Director	Chief Operating Officer and Director	Director

	Prof. Marti G. Subrahmanyam	Dr. Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L. Boyles	Prof. Jeffrey S. Lehman	K.V.Kamath
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
July 10, 2009	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
Consolidated Profit and Loss account for the	Schedule	Quarter ended June 30,
		2009	2008
Income from software services, products and business process management		5,472	4,854
Software development and business process management expenses	11	2,915	2,754
GROSS PROFIT		2,557	2,100
Selling and marketing expenses	12	261	257
General and administration expenses	13	428	364
		689	621
OPERATING PROFIT BEFORE DEPRECIATION AND MINORITY INTEREST		1,868	1,479
Depreciation		222	169
OPERATING PROFIT BEFORE TAX AND MINORITY INTEREST		1,646	1,310
Other income, net	14	269	117
NET PROFIT BEFORE TAX AND MINORITY INTEREST		1,915	1,427
Provision for taxation (refer to note 24.2.8)	15	388	125
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST		1,527	1,302
Minority interest		-	-
NET PROFIT AFTER TAX AND MINORITY INTEREST		1,527	1,302

Balance Brought Forward		10,560	6,828
Less: Residual dividend paid		-	1
		10,560	6,827
Balance in profit and loss account		12,087	8,129
		12,087	8,129
EARNINGS PER SHARE
Equity shares of par value Rs. 5/- each
Basic		26.66	22.75
Diluted		26.63	22.70
Number of shares used in computing earnings per share *
Basic		57,29,48,830	57,21,99,447
Diluted		57,36,51,675	57,35,61,834
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24
* Refer to note 23.2.20
The schedules referred to above are an integral part of the consolidated profit and loss account.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	S. Gopalakrishnan	S. D. Shibulal	Deepak M. Satwalekar
Partner Membership No. 32815	Chairman and Chief Mentor	Chief Executive Officer and Managing Director	Chief Operating Officer and Director	Director

	Prof. Marti G. Subrahmanyam	Dr. Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L. Boyles	Prof. Jeffrey S. Lehman	K.V.Kamath
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
July 10, 2009	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore,
Cash Flow Statement for the	Schedule	Quarter ended June 30,
		2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax and minority interest		1,915	1,427
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		-	-
Depreciation		222	169
Interest and dividend income		(236)	(195)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		20	(32)
Effect of exchange differences on translation on subsidiaries		38	27
Changes in current assets and liabilities
Sundry debtors	16	255	(39)
Loans and advances	17	(195)	(294)
Current liabilities and provisions	18	3	248
		2,022	1,311
Income taxes paid	19	(300)	(35)
NET CASH GENERATED BY OPERATING ACTIVITIES		1,722	1,276
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	20	(147)	(337)
Payment for purchase of business, net of cash acquired		(1)	(9)
Payment for acquisition of shared service centre		-	(6)
Investments in/ disposal of securities	21	(1,152)	(81)
Proceeds from disposal of fixed assets		-	1
Interest and dividend received	22	235	95
NET CASH USED IN INVESTING ACTIVITIES		(1,065)	(337)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		18	26
Dividends paid including residual dividend		(770)	(1,556)
Dividend tax paid		-	(265)
NET CASH USED IN FINANCING ACTIVITIES		(752)	(1,795)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(20)	32
NET DECREASE IN CASH AND CASH EQUIVALENTS		(115)	(824)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		10,993	8,235
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	23	10,878	7,411
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24
The schedules referred to above are an integral part of the consolidated cash flow statement.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	S. Gopalakrishnan	S. D. Shibulal	Deepak M. Satwalekar
Partner Membership No. 32815	Chairman and Chief Mentor	Chief Executive Officer and Managing Director	Chief Operating Officer and Director	Director

	Prof. Marti G. Subrahmanyam	Dr. Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L. Boyles	Prof. Jeffrey S. Lehman	K.V.Kamath
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
July 10, 2009	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except as otherwise stated
	Schedules to the Consolidated Balance Sheet as at	June 30, 2009	March 31, 2009
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300

	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	287	286
	57,30,59,177 (57,28,30,043) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]
		287	286
	Forfeited shares amounted to Rs.1,500/- (Rs.1,500/-)
	* For details of options in respect of equity shares, refer to note 24.2.7
	Also refer to note 24.2.16 for details of basic and diluted shares

2	RESERVES AND SURPLUS
	Capital reserve	6	6
	Foreign currency translation reserve	31	(7)

	Share premium account - As at April 1,	2,925	2,851
	Add: Receipts on exercise of employee stock options	17	64
	Income tax benefit arising from exercise of stock options	-	10
		2,942	2,925
	General reserve - As at April 1,	4,484	3,802
	Add: Transfer from Profit and Loss account	-	682
		4,484	4,484
	Balance in Profit and Loss account	12,087	10,560
		19,550	17,968

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except as otherwise stated
Schedules to the Consolidated Balance Sheet
3	FIXED ASSETS
	Particulars	Original cost				Depreciation and amortization				Net book value
		As at April 1, 2009	Additions/ Adjustments	Deletions/ Retirement/ Adjustments	As at June 30, 2009	As at April 1, 2009	For the Period	Deletions/ Adjustments	As at June 30, 2009	As atJune 30, 2009	As atMarch 31, 2009
	Goodwill	689	–	–	689	–	–	–	–	689	689
	Land: Free-hold	172	–	–	172	–	–	–	–	172	172
	Leasehold	113	1	–	114	–	–	–	–	114	113
	Buildings	2,913	120	–	3,033	535	50	–	585	2,448	2,378
	Plant and machinery	1,183	75	–	1,258	521	62	–	583	675	662
	Computer equipment	1,233	32	1	1,264	960	69	1	1,028	236	273
	Furniture and fixtures	720	39	–	759	359	38	–	397	362	361
	Leasehold improvements	54	–	–	54	28	3	–	31	23	26
	Vehicles	4	–	–	4	1	–	–	1	3	3
	Intellectual property right	12	–	–	12	12	–	–	12	–	–
		7,093	267	1	7,359	2,416	222	1	2,637	4,722	4,677
	Previous year	5,439	1,999	345	7,093	1,986	761	331	2,416	4,677
Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except as otherwise stated
Schedules to the Consolidated Balance Sheet as at		June 30, 2009	March 31, 2009
4	INVESTMENTS
	Trade (unquoted) – at cost
	Long- term investments
	Other investments	13	12
	Less: Provision made for investments	13	12
		–	–
	Non-trade (unquoted) - at lower of cost and fair value
	Current investments
	Liquid mutual funds	1,152	–
		1,152	–
	Aggregate amount of unquoted investments	1,152	–
5	DEFERRED TAX ASSETS / (LIABILITIES)
	Fixed assets	136	128
	Sundry debtors	9	8
	Others	27	27
	Less: Deferred tax liability for branch profit tax	(37)	(37)
		135	126
6	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	considered good	–	–
	considered doubtful	64	40
	Other debts
	Unsecured
	considered good*	3,417	3,672
	considered doubtful	61	66
		3,542	3,778
	Less: Provision for doubtful debts	125	106
		3,417	3,672
	* Includes dues from companies where directors are interested	14	8
7	CASH AND BANK BALANCES
	Cash on hand	–	–
	Balances with scheduled banks**
	In current accounts *	111	124
	In deposit accounts	8,731	8,551
	Balances with non-scheduled banks **
	In deposit accounts	317	232
	In current accounts	419	788
		9,578	9,695
	*Includes balance in unclaimed dividend account (Refer note 24.2.21.a)	5	2
	**Refer to note 24.2.20 for details of balances in scheduled and non-scheduled banks
8	LOANS AND ADVANCES
	Unsecured, considered good
	Advances
	Prepaid expenses	33	35
	For supply of goods and rendering of services	18	15
	Advance to gratuity trust	2	1
	Interest accrued and not due	7	6
	Withholding and other taxes receivable	210	167
	Others	13	8
		283	232
	Unbilled revenues	873	750
	Advance income taxes	287	274
	MAT credit entitlement (refer to note 24.2.8)	284	284
	Loans and advances to employees
	Housing and other loans	40	43
	Salary advances	77	74
	Electricity and other deposits	39	37
	Rental deposits	30	34
	Deposits with financial institutions (refer to note 24.2.9)	1,553	1,551
	Mark-to-market gain on forward and options contracts	23	–
		3,489	3,279
	Unsecured, considered doubtful
	Loans and advances to employees	3	3
		3,492	2,282
	Less: Provision for doubtful loans and advances to employees	3	3
		3,489	3279

9	Current Liabilities
	Sundry creditors
	Goods and services	10	27
	Accrued salaries and benefits
	Salaries	84	71
	Bonus and incentives	357	472
	For other liabilities
	Provision for expenses	721	666
	Retention monies	67	55
	Withholding and other taxes payable	290	218
	Mark-to-market loss on forward and options contracts	–	114
	Payable for acquisition of subsidiary	2	3
	Gratuity obligation - unamortised amount	28	28
	Others	10	11
		1,569	1,666
	Advances received from clients	7	5
	Unearned revenue	429	331
	Unclaimed dividend*	5	2
		2,010	2,004
	* Refer to note 24.2.21.a
10	PROVISIONS
	Proposed dividend	–	773
	Provision for
	Tax on dividend	131	131
	Income taxes*	691	581
	Unavailed leave	296	291
	Post-sales client support and warranties#	85	92
		1,203	1,868
	* Refer to note 24.2.8
	# Refer to note 24.2.17

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except as otherwise stated
Schedules to Consolidated Profit and Loss account for the		Quarter ended June 30,
		2009	2008
11	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES
	Salaries and bonus including overseas staff expenses	2,432	2,234
	Overseas group health insurance	36	47
	Contribution to provident and other funds	68	55
	Staff welfare	10	14
	Overseas travel expenses	119	180
	Traveling and conveyance	-	-
	Technical sub-contractors	82	85
	Software packages
	For own use	94	65
	For service delivery to clients	11	16
	Communication expenses	25	21
	Rent	20	19
	Computer maintenance	6	6
	Consumables	6	5
	Provision for post-sales client support and warranties	(2)	(4)
	Miscellaneous expenses	8	11
		2,915	2,754
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	207	176
	Overseas group health insurance	1	2
	Contribution to provident and other funds	1	1
	Staff welfare	-	1
	Overseas travel expenses	20	34
	Traveling and conveyance	1	1
	Brand building	12	14
	Commission and earnout charges	2	6
	Professional charges	4	6
	Rent	4	4
	Marketing expenses	4	6
	Telephone charges	3	3
	Printing and stationery	1	-
	Advertisements	-	-
	Sales promotion	-	1
	Communication expenses	1	1
	Miscellaneous expenses	-	1
		261	257
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	117	99
	Overseas group health insurance	1	-
	Contribution to provident and other funds	5	4
	Staff welfare	-	-
	Overseas travel expenses	4	8
	Traveling and conveyance	15	23
	Telephone charges	33	36
	Professional charges	72	52
	Power and fuel	36	36
	Office maintenance	42	37
	Guesthouse maintenance	1	1
	Insurance charges	9	7
	Printing and stationery	4	3
	Rates and taxes	8	8
	Donations	20	5
	Rent	8	5
	Advertisements	1	1
	Professional membership and seminar participation fees	2	2
	Repairs to building	9	6
	Repairs to plant and machinery	7	4
	Postage and courier	4	3
	Books and periodicals	1	-
	Recruitment and training	1	2
	Provision for bad and doubtful debts	19	15
	Commission to non-whole time directors	2	1
	Auditor’s remuneration
	Statutory audit fees	-	-
	Bank charges and commission	-	1
	Freight charges	-	-
	Research grants	6	2
	Miscellaneous expenses	1	3
		428	364
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	226	193
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	10	2
	Miscellaneous income, net (refer to note 24.2.10)	2	2
	Gains/ (losses) on foreign currency	31	(80)
		269	117
	*includes tax deducted at source	49	11
15	PROVISION FOR TAXATION
	Income taxes*	397	192
	MAT credit entitlement	-	(60)
	Deferred taxes	(9)	(7)
		388	125
	* Refer to note 24.2.8

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except as otherwise stated
Schedules to Consolidated Cash Flow statement for the		Quarter ended June 30,
		2009	2008
16	CHANGE IN SUNDRY DEBTORS
	As per the Balance Sheet	3,417	3,336
	Less: Opening balance considered	(3,672)	(3,297)
		(255)	39
17	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet*	3,489	3,125
	Less: Gratuity obligation - unamortised amount relating to plan amendment **	(28)	(32)
	Deposits with financial institutions, included in cash and cash equivalents ***	(1,300)	(1,266)
	MAT credit entitlement	(284)	(235)
	Advance income taxes	(287)	(138)
	Interest accrued and not due	(7)	(286)
		1,583	1,168
	Less: Opening balance considered	(1,388)	(874)
		195	294
	* Net of gratuity transitional liability
	**Refer to note 24.2.18
	*** Excludes restricted deposits held with LIC of Rs.253 crore (Rs.181 crore) for funding leave liability
18	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	3,213	2,693
	Less: Unclaimed dividend	(5)	(6)
	Gratuity obligation - unamortised amount relating to plan ammendment	(28)	(32)
	Payable for acquisition made by subsidiary	(2)	(4)
	Provision for tax on dividend	(131)	-
	Provision for income taxes	(691)	(479)
		2,356	2,172
	Less: Opening balance considered	(2,353)	(1,924)
		3	248
19	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	388	125
	Add: Increase / (Decrease) in advance income taxes	13	(80)
	Increase / (Decrease) in deferred taxes	9	7
	Increase / (Decrease) in MAT credit entitlement	-	60
	Less: (Increase) / Decrease in income tax provision	(110)	(77)
		300	35
20	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	Additions as per Balance Sheet	267	323
	Less: Opening capital work-in-progress	(677)	(1,324)
	Add: Closing capital work-in-progress	557	1,338
		147	337
21	INVESTMENTS IN / (DISPOSAL OF) SECURITIES *
	As per the Balance Sheet	1,152	153
	Less: Profit on sale of liquid mutual funds	-	-
	Less: Opening balance considered	-	(72)
		1,152	81
	* Refer to note 24.2.11 for details of investments and redemptions

22	INTEREST AND DIVIDEND RECEIVED
	Interest and dividend income as per profit and loss account	236	195
	Add: Opening interest accrued but not due	6	186
	Less: Closing interest acrrued but not due	(7)	(286)
		235	95
23	CASH AND CASH EQUIVALENTS AT THE END
	As per the Balance Sheet	9,578	6,145
	Add: Deposits with financial institution and body corporate (excluding interest accrued and not due)**	1,300	1,266
		10,878	7,411
	** Excludes restricted deposits held with LIC of Rs.253 crore (Rs.181 crore) for funding leave liability

Schedules to the Consolidated Financial Statements for the quarter ended June 30, 2009

24. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited ("Infosys BPO") and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), Infosys Consulting, Inc.("Infosys Consulting"), Infosys Technologies S. De R.L. de C.V. ("Infosys Mexico") and Infosys Technologies (Sweden) AB ("Infosys Sweden") is a leading global technology services corporation. The group of companies ("the Group") provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Group provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

24.1.  Significant accounting policies

24.1.1.  Basis of preparation of financial statements

The consolidated financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair value. GAAP comprises mandatory accounting standards prescribed by the Companies (Accounting Standards) Rules, 2006 and guidelines issued by the Securities and Exchange Board of India (SEBI). These financial statements should be read in conjunction with the annual financial statements for the year ended March 31, 2009. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The consolidated financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the Accounting Standard (AS) 21, “Consolidated Financial Statements”. The financial statements of Infosys – the parent company, Infosys BPO, Infosys China, Infosys Australia, Infosys Mexico, Infosys Consulting and Infosys Sweden have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

24.1.2.  Use of estimates

The preparation of the financial statements in conformity with GAAP requires the management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage-of-completion which requires the Group to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognised wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset’s net selling price and value in use which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in previous years.

24.1.3.  Revenue recognition

Revenue is primarily derived from software development and related services, licensing of software products and business process management. Arrangements with customers are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage-of-completion. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage of completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of value-added taxes in its consolidated profit and loss account.

Profit on sale of investments is recorded on transfer of title from the Group and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Group’s right to receive dividend is established.

24.1.4.  Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

24.1.4.a.  Post-sales client support and warranties

The Group provides its clients with a fixed-period warranty for corrections of errors and call support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales The company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

24.1.4.b.  Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

24.1.5.  Fixed assets, including goodwill, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairments, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment. Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise.

24.1.6.  Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

24.1.7.  Retirement benefits to employees

24.1.7.a.  Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees of the company and Infosys BPO. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust ("the Trust"). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific instruments, as permitted by the law. The Group recognizes the net obligation of the Gratuity plan in the consolidated Balance Sheet as an asset or liability, respectively in accordance with AS 15, “Employee Benefits”. The Group's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the consolidated profit and loss account in the period in which they arise.

24.1.7.b.  Superannuation

Certain employees of Infosys are also participants in the superannuation plan (“the Plan”) which is a defined contribution plan. Until March 2005, the Company made contributions under the Plan to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The Company had no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO and Infosys Australia were also eligible for superannuation benefit. Infosys BPO and Infosys Australia made monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Effective April 1, 2005, a portion of the monthly contribution amount is paid directly to the employees as an allowance and the balance amount is contributed to the Infosys Superannuation Trust.

24.1.7.c.  Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return \from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

24.1.7.d.  Compensated absences

The employees of the Group are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

24.1.8.  Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

24.1.9.  Foreign currency transactions

Foreign currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the profit or loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

The functional currency of Infosys and Infosys BPO is the Indian Rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico and Infosys Sweden are their respective local currencies. The translation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the Company is performed for Balance Sheet accounts using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in “Reserves and Surplus”. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to profit or loss.

24.1.10.  Forward contracts and options in foreign currencies

The Group uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Group and the Group does not use those for trading or speculation purposes.

Effective April 1, 2008, the Group adopted AS 30, “Financial Instruments : Recognition and Measurement”, to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions is recognized in the profit or loss account. The Group records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the consolidated Profit and Loss account of that period. To designate a forward or options contract as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the consolidated Profit and Loss account. Currently, the hedges undertaken by the Group are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the consolidated Profit and Loss account at each reporting date.

24.1.11.  Income taxes

Income taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. MAT paid in accordance to the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the consolidated Balance Sheet if there is convincing evidence that the Group will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Group offsets, on a year-on-year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets, other than those related to unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each reporting date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate applicable for the full fiscal year for each of the consolidated entities. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to the consolidated Profit and Loss account are credited to the share premium account.

24.1.12.  Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the consolidated financial statements by the Board of Directors.

24.1.13.   Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term based on Management's intention at the time of purchase. Current investments are carried at lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

24.1.14.  Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Group considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

24.1.15.  Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

24.2.  Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in note 24.3. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period / year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

24.2.1.  Aggregate expenses

The aggregate amounts incurred on certain specific expenses:

in Rs. crore
	Quarter ended June 30,
	2009	2008
Salaries and bonus including overseas staff expenses	2,756	2,509
Overseas group health Insurance	38	49
Contribution to provident and other funds	74	60
Staff welfare	10	15
Overseas travel expenses	143	222
Traveling and conveyance	16	24
Technical sub-contractors	82	85
Software packages
For own use	94	65
For service delivery to clients	11	16
Professional charges	76	58
Telephone charges	36	39
Communication expenses	26	22
Power and fuel	36	36
Office maintenance	42	37
Guesthouse maintenance*	1	1
Rent	32	28
Brand building	12	14
Commission and earnout charges	2	6
Insurance charges	9	7
Printing and stationery	5	3
Computer maintenance	6	6
Consumables	6	5
Rates and taxes	8	8
Advertisements	1	1
Donations	20	5
Marketing expenses	4	6
Professional membership and seminar participation fees	2	2
Repairs to building	9	6
Repairs to plant and machinery	7	4
Postage and courier	4	3
Provision for post-sales client support and warranties	(2)	(4)
Books and periodicals	1	–
Recruitment and training	1	2
Provision for bad and doubtful debts	19	15
Provision for doubtful loans and advances	–	–
Commission to non-whole time directors	2	1
Sales promotion expenses	–	1
Auditor’s remuneration
Statutory audit fees	–	1
Bank charges and commission	–	1
Freight charges	–	–
Research grants	6	2
Miscellaneous expenses	9	14
	3,604	3,375
Fringe Benefit Tax (FBT) in India amounting included in the above	7	6
*For non-training purpose

24.2.2.  Capital commitments and contingent liabilities

in Rs. crore
Particulars	As at
	June 30, 2009		March 31, 2009
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		374		372
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		17		17
Claims against the Company, not acknowledged as debts
[Net of amount paid to statutory authorities of Rs. 200 crore (Rs.200 crore)*]		3		4
	in million	in Rs. Crore	in million	in Rs. Crore
Forward contracts outstanding
In US $	$400	1,916	$278	1,407
In Euro	€ 2	14	€ 27	179
In GBP	£6	44	£21	149
Options contracts outstanding
In US $	$187	894	$173	877
In Euro	–	–	–	–

*Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs. 197 crore (Rs. 197 crore), including interest of Rs. 43 crore (Rs. 43 crore) upon completion of their tax review for fiscal 2004 and fiscal 2005, respectively. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter for fiscal 2004 and fiscal 2005 is pending before the Commissioner of Income tax (Appeals), Bangalore.The Company is contesting the demand and the Management including its tax advisors believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial postion and results of operations.

24.2.3.  Obligations on long-term, non-cancelable operating leases

The lease rentals charged for the quarter ended June 30, 2009 and 2008 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-

in Rs. crore
Particulars	Quarter ended June 30,
	2009	2008
Lease rentals recognized during the period	32	28

in Rs. crore
Lease obligations payable	As at
	June 30, 2009	March 31, 2009
Within one year of the Balance Sheet date	83	80
Due in a period between one year and five years	226	223
Due after five years	26	72

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of these lease agreements have price escalation clause.

24.2.4.  Related party transactions

During the quarter ended June 30, 2009, Rs. 20 crore (Rs. 5 crore for the quarter ended June 30, 2008) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the quarter ended June 30, 2009, Rs. 5 crore (Rs. NIL for the quarter ended June 30, 2008) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

24.2.5.  Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the quarter ended June 30, 2009 and 2008 have been detailed in Schedule 24.3, since the amounts are less than a crore.

24.2.6.  Research and development expenditure

in Rs. crore
Particulars	Quarter ended June 30,
	2009	2008
Capital	2	–
Revenue	115	46

24.2.7.  Stock option plans

The Company has two Stock Option Plans that are currently operational.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A Compensation Committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

Number of options granted, exercised and forfeited during the	Quarter ended June 30,
	2009	2008
Options outstanding, beginning of period	9,16,759	15,30,447
Less: Exercised	1,24,362	2,00,389
Forfeited	39,760	31,220
Options outstanding, end of period	7,52,637	12,98,838

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The Compensation Committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

Number of options granted, exercised and forfeited during the	Quarter ended June 30,
	2009	2008
Options outstanding, beginning of period	9,25,806	14,94,693
Less: Exercised	1,04,772	1,47,029
Forfeited	17,950	32,337
Options outstanding, end of period	8,03,084	13,15,327

The aggregate options considered for dilution are set out in note 24.2.16

Proforma Accounting for Stock Option Grants

Guidance note on "Accounting for employee share based payments" issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by the guidance note, Infosys has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of the guidance note "Accounting for employee share based payments". Had the compensation cost for Infosys's stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company's net profit and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated :

Particulars	Quarter ended June 30,
	2009	2008
Net Profit:
As Reported	1,527	1,302
Less: Stock-based employee compensation expense	–	2
Adjusted Proforma	1,527	1,300
Basic Earnings per share as reported	26.66	22.75
Proforma Basic Earnings per share	26.66	22.72
Diluted Earnings per share as reported	26.63	22.70
Proforma Diluted Earnings per share	26.63	22.67

The Finance Act, 2007 included Fringe Benefit Tax (FBT) on Employee Stock Option’s Plan (ESOPs). FBT liability crystallizes on the date of exercise of stock options. During the quarter ended June 30, 2009, 1,24,362 and 1,04,772 equity shares were issued pursuant to the exercise of stock options by employees under the 1998 and 1999 stock option plans, respectively. FBT on exercise of stock options of Rs. 1 crore for the quarter ended June 30, 2009 has been paid by the Company and subsequently recovered from the employees. Consequently, there is no impact on the Profit and Loss account.

24.2.8.  Income taxes

The provision for taxation includes tax liabilities in India on the Company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys also has operations in Special Economic Zone (SEZ). Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. Pursuant to the amendments in the Indian Income Tax Act, the Company has calculated its tax liability after considering Minimum Alternate Tax (MAT). MAT liability can be carried forward and set off against the future tax liabilities. Accordingly a sum of Rs. 284 crore each was carried forward and disclosed under "Loans and Advances" in the Balance Sheet as at June 30, 2009 and March 31, 2009.

24.2.9. Loans and advances

in Rs. crore
	As at
Particulars	June 30, 2009	March 31, 2009
Deposits with financial institutions:
HDFC Limited*	1,300	1,298
Life Insurance Corporation of India	253	253
	1,553	1,551
*Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with Life Insurance Corporation of India represents amount deposited to settle employee benefit obligations as and when they arise during the normal course of business. (Refer to note 24.2.21.b.)

24.2.10. Fixed assets

Profit / Loss on disposal of fixed assets during the quarter ended June 30, 2009 and 2008 is less than Rs.1 crore and accordingly disclosed in note 24.3

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land – leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the Company has possession certificate for which sale deeds are yet to be executed as at June 30, 2009.

24.2.11. Details of Investments

Details of investments in and disposal of securities for the quarter ended June 30, 2009 and 2008:

in Rs. crore
Particulars	Quarter ended June 30,
	2009	2008
Investment in securities
Liquid Mutual funds	1,968	162
	1,968	162
Redemption / Disposal of Investment in securities
Liquid Mutual funds	816	81
	816	81
Net movement in investment	1,152	81

24.2.12. Holding of Infosys in its subsidiaries

Name of the subsidiary	Country of	As at
	incorporation	June 30, 2009	March 31, 2009
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting*	USA	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys BPO s.r.o**	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o**	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited**	Thailand	99.98%	99.98%
Mainstream Software Pty Limited***	Australia	100%	100%
*Investment in Infosys Consulting-During the quarter ended June 30, 2009 the Company made an additional investment of Rs. 50 crore (USD 10 million) in Infosys Consulting, which is a wholly owned subsidiary. As of June 30, 2009 and March 31, 2009, the Company has invested an aggregate of Rs. 243 crore (USD 55 million) and Rs.193 crore (USD 45 million), respectively in the subsidiary.
**Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o and Infosys BPO (Thailand) Limited are wholly owned subsidiaries of Infosys BPO.
***Mainstream Software Pty. Limited is a wholly owned subsidiary of Infosys Australia.

Additionally, during the year ended March 31, 2009, the Company incorporated wholly-owned susidiary, Infosys Technologies (Sweden) AB, which is yet to be capitalised.

24.2.13. Provision for doubtful debts

Periodically, the Group evaluates all customer dues to the Group for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer’s ability to settle. The Group normally provides for debtor dues outstanding for 180 days or longer as at the Balance Sheet date. As at June 30, 2009, the Group has provided for doubtful debts of Rs. 61 crore (Rs. 66 crore as at March 31, 2009) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The Group pursues the recovery of the dues, in part or full.

24.2.14. Segment reporting

The Group’s operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments are categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Quarter ended June 30, 2009 and 2008:

in Rs. crore
Particulars	Financial Services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,807	1,121	922	723	899	5,472
	1,674	894	959	590	737	4,854
Identifiable operating expenses	728	474	310	291	348	2,151
	742	407	349	257	312	2,067
Allocated expenses	480	297	245	192	239	1,453
	451	241	259	159	198	1,308
Segmental operating income	599	350	367	240	312	1,868
	481	246	351	174	227	1,479
Unallocable expenses						222
						169
Operating income						1,646
						1,310
Other income/(expense), net						269
						117
Net profit before taxes						1,915
						1,427
Income taxes						388
						125
Net profit after taxes						1,527
						1,302

Geographic segment

Quarter ended June 30, 2009 and 2008:

in Rs. crore
Particulars	North America	Europe	India	Rest of the World	Total
Revenues	3,540	1,349	49	534	5,472
	3,039	1,329	61	425	4,854
Identifiable operating expenses	1,409	519	20	203	2,151
	1,330	534	27	176	2,067
Allocated expenses	940	358	13	142	1,453
	819	358	16	115	1,308
Segmental operating income	1,191	472	16	189	1,868
	890	437	18	134	1,479
Unallocable expenses					222
					169
Operating income					1,646
					1,310
Other income (expense), net					269
					117
Net profit before taxes					1,915
					1,427
Income taxes					388
					125
Net profit after taxes					1,527
					1,302

24.2.15. Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to the holders of ADS (ADS holders) in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders

Particulars of dividends remitted :

in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended June 30,
		2009	2008
Final dividend for fiscal 2009	10,73,97,313	145	–
Final dividend for fiscal 2008	10,95,11,049	–	79
Special dividend for fiscal 2008	10,95,11,049	–	219

24.2.16. Reconciliation of basic and diluted shares used in computing earnings per share

	Quarter ended June 30,
	2009	2008
Number of shares considered as basic weighted average shares outstanding	57,29,48,830	57,21,99,447
Add: Effect of dilutive issues of shares/stock options	7,02,845	13,62,387
Number of shares considered as weighted average shares and potential shares outstanding	57,36,51,675	57,35,61,834

24.2.17.  Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :

in Rs. crore
	Quarter ended June 30,
	2009	2008
Balance at the beginning	92	53
Provision recognized/(reversed)	(2)	(4)
Provision utilized	–	(3)
Exchange differences during the period	(5)	–
Balance at the end	85	46

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

24.2.18. Gratuity Plan

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in Rs. crore
	As at
	June 30, 2009	March 31, 2009	March 31, 2008	March 31, 2007
Obligations at period beginning	267	224	225	183
Service cost	19	51	50	45
Interest cost	5	16	17	14
Actuarial loss / (gain)	(3)	1	(8)	(1)
Benefits paid	(6)	(25)	(23)	(16)
Ammendement in benefit plan	–	–	(37)	–
Obligations at period end	282	267	224	225

Defined benefit obligation liability as at the Balance Sheet is wholly funded by the company
Change in plan assets
Plans assets at period beginning, at fair value	268	236	225	170
Expected return on plan assets	6	17	18	16
Actuarial gain	–	5	2	3
Contributions	16	35	14	54
Benefits paid	(6)	(25)	(23)	(18)
Plans assets at period end, at fair value	284	268	236	225

Reconciliation of present value of the obligation and the fair value of the plan assets :
Fair value of plan assets at the end of the period	284	268	236	225
Present value of the defined benefit obligations at the end of the period	282	267	224	225
Asset recognized in the Balance Sheet	2	1	12	–

Assumptions
Interest rate	7.00%	7.01%	7.92%	7.99%
Estimated rate of return on plan assets	9.45%	7.01%	7.92%	7.99%
Expected rates of salary increase	5.10%	5.10%	5.10%	5.10%

in Rs. Crore
	Quarter ended June 30,
	2009	2008
Gratuity cost for the period
Service cost	19	6
Interest cost	5	5
Expected return on plan assets	(6)	(5)
Actuarial gain	(3)	2
Plan amendment amortization	(1)	(1)
Net gratuity cost	14	7
Actual return on plan assets	6	5

Gratuity cost, as disclosed above, is included under salaries and bonus and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

As of June 30, 2009 and March 31, 2009, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs.37 crore, which is being amortised on a straight line basis to the net Profit and Loss account over 10 years representing the average future service period of the employees. The unamortized liability as at June 30, 2009 and March 31, 2009 amounted to Rs. 28 crore and Rs. 29 crore, respectively and is disclosed under "Current Liabilities".

The group expects to contribute approximately Rs. 34 crore to the gratuity trusts during fiscal 2010.

24.2.19.a. Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company’s actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the Company is unable to exhibit the related information.

The Company contributed Rs. 40 crore and Rs. 36 crore during the quarter ended June 30, 2009 and 2008 respectively.

24.2.19.b. Superannuation

The Company contributed Rs. 21 crore and Rs. 15 crore during the quarter ended June 30, 2009 and 2008 respectively.

24.2.20.  Cash and bank balances

Details of balances as on Balance Sheet dates with scheduled banks :

in Rs. crore
Balances with scheduled banks in India	As at
	June 30, 2009	March 31, 2009
In Current account
Citibank-Unclaimed dividend account	1	1
Deustche Bank	21	13
Deustche Bank-EEFC account in Euro	9	27
Deustche Bank-EEFC account in Swiss Franc	1	3
Deustche Bank-EEFC account in United Kingdom Pound Sterling	1	–
Deustche Bank-EEFC account in U.S. dollar	17	12
HDFC Bank-Unclaimed dividend account	3	–
ICICI Bank	30	18
ICICI Bank-EEFC account in Euro	1	1
ICICI Bank-EEFC account in United Kingdom Pound Sterling	6	6
ICICI Bank-EEFC account in U.S. dollar	20	42
ICICI bank-Unclaimed dividend account	1	1
	111	124
In Deposit account
Andhra Bank	80	80
ABN Amro Bank	25	–
Bank of Baroda	831	829
Bank of Maharashtra	440	537
Barclays Bank	275	140
Canara Bank	844	794
Corporation Bank	335	343
DBS Bank	35	25
HDFC Bank	36	–
HSBC Bank	245	283
ICICI Bank	1,006	560
IDBI Bank	550	550
ING Vysya Bank	32	53
Indian Overseas Bank	68	–
Punjab National Bank	510	480
Standard Chartered Bank	14	38
State Bank of Hyderabad	200	200
State Bank of India	2,136	2,109
State Bank of Mysore	356	500
Syndicate Bank	523	500
The Bank of Nova Scotia	10	350
Union Bank of India	85	85
Vijaya Bank	95	95
	8,731	8,551

Details of balances as on Balance Sheet dates with non-scheduled banks :

in Rs. crore
Balances with non-scheduled banks	As at
	June 30, 2009	March 31, 2009
In Current account
ABN Amro Bank, China	13	6
ABN Amro Bank, China U.S. dollar	4	14
ABN Amro Bank, Taiwan	2	1
Bank of America, Mexico	–	2
Bank of America, USA	268	587
Banamex, Mexico	1	–
Citibank NA, Australia	19	33
Citibank NA, Czech Republic Euro account	2	3
Citibank NA, Czech Republic U.S. dollar	1	4
Citibank NA, Japan	6	2
Citibank NA, Singapore	–	7
Citibank NA, Thailand	1	1
Deutsche Bank, Belgium	7	6
Deutsche Bank, France	2	1
Deutsche Bank, Germany	2	5
Deutsche Bank, Netherlands	4	1
Deustche Bank, Philiphines	–	1
Deustche Bank, Philiphines U.S. dollar	1	1
Deustche Bank, Poland	1	–
Deutsche Bank, Spain	2	1
Deustche Bank, Thailand	1	2
Deustche Bank, Thailand U.S dollar	1	–
Deutsche Bank, UK	25	58
Deutsche Bank, Switzerland U.S.dollar	1	–
HSBC Bank, UK	5	8
Morgan Stanley Bank, USA	2	–
National Australia Bank Limited, Australia	41	30
National Australia Bank Limited, Australia U.S. dollar	–	7
Royal Bank of Canada, Canada	7	6
The Bank of Tokyo-Mitsubishi UFJ Ltd., Japan	–	1
	419	788
In Deposit accounts
Citibank N.A., Czech Republic	15	4
Citibank NA, Australia	117	–
Deutsche Bank , Poland	10	–
National Australia Bank Limited, Australia	175	228
	317	232
Total Cash and bank balances as per balance sheet	9,578	9,695

24.2.21. Cash flow statement

24.2.21.a. Unclaimed dividend

The balance of cash and cash equivalents includes Rs. 5 crore as at June 30, 2009 (Rs. 2 crore as at March 31, 2009) set aside for payment of dividends.

24.2.21.b. Restricted cash

Deposits with financial institutions and body corporate as at June 30, 2009 include Rs. 253 crore (Rs. 253 crore as at March 31, 2009) deposited with Life Insurance Corporation of India to settle employee benefit obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

24.3.  Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs (DCA) earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given as follows :

Balance Sheet Items

in Rs. crore
Schedule	Description	As at
		June 30, 2009	March 31, 2009

Balance Sheet
3	Fixed assets
	Deductions/retirements
	Leasehold improvements	–	0.04
	Vehicles
	Addition during the year	0.04	0.23
	Depreciation provided during the year	0.17	–
	Depreciation on assets sold during the period	0.04	0.05

7	Cash on hand	0.16	0.07
	Scheduled banks-Current Accounts
	Citibank N.A.	0.09	0.12
	State Bank of India	0.01	0.01

	Non-scheduled banks-Current Account
	ABN Amro Bank, Denmark	0.01	0.06
	Bank of America, Mexico	0.44	1.54
	Bank of Baroda, Mauritius	0.02	0.06
	China Merchants Bank, China	0.02	0.17
	Citibank N.A., Czech Republic	0.25	0.29
	Citibank N.A., Poland	0.01	0.01
	Citibank N.A., Singapore	0.39	7.17
	Deustche Bank, Moscow	0.01	–
	Deustche Bank, Philiphines	0.28	0.56
	Deustche Bank, Poland Euro account	0.17	0.12
	Deutsche Bank,Zurich, Switzerland	0.47	0.22
	ICICI Bank, UK	0.15	0.09
	Nordbanken, Sweden	0.14	0.11
	National Australia Bank Limited, Australia U.S.dollar	0.20	7.43
	PNC Bank, USA	0.02	0.03
	Shanghai Pudong Development Bank, China	0.01	0.01
	Svenska Handelsbanken, Sweden	0.28	–
	The Bank of Tokyo – Mitsubishi UFJ, Ltd.,Japan	0.21	0.59

Profit & Loss Items

in Rs. crore
Schedule	Description	Quarter ended June 30,
		2009	2008
Profit and Loss
	Minority Interest	0.01	0.07
12	Selling and Marketing expenses
	Printing and stationery	0.46	0.29
	Office maintenance	0.06	0.11
	Consumables	0.01	0.03
	Software for own use	–	0.02
	Insurance charges	0.08	0.06
	Sales promotion	0.09	0.62
	Advertisements	0.03	0.23
	Miscellaneous expense	0.16	0.60

13	General and Administrative expenses
	Overseas group health insurance	–	0.33
	Visa charges and others	0.16	0.44
	Provision for doubtful loans and advances	0.10	(0.02)
	Auditor’s remuneration :
	Statutory audit fees	–	–
	Out-of-pocket expenses	0.01	0.01
	Certification charges	0.01	0.01
	Bank charges and commission	0.52	0.60
	Freight charges	0.20	0.24
	Additional dividend tax	–	0.12

24.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.10	(0.02)
	Auditor’s remuneration :
	certification charges	0.01	0.01
	out-of-pocket expenses	0.01	0.01
	Sales promotion	0.09	0.62
	Bank charges and commission	0.52	0.60
	Freight charges	0.20	0.24

24.2.10	Profit/ (Loss) on disposal of fixed assets, included in miscellaneous income	0.07	0.04

Cash Flow Statement Items

in Rs. crore
Schedule	Description	Quarter ended June 30,
		2009	2008
Cash Flow	Profit/ loss on sale of fixed assets	0.07	0.04
Statement	Proceeds on disposal of fixed assets	(0.02)	0.19

Transactions with key management personnel

Key management personnel comprise directors and members of the executive council.

Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the quarter ended June 30, 2009 and 2008 are as follows:

in Rs. crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman
Nandan M. Nilekani	0.08	0.02	0.14	0.24
	0.06	0.01	0.18	0.25
Chief Executive Officer and Managing Director
S. Gopalakrishnan	0.08	0.02	0.16	0.26
	0.06	0.01	0.19	0.26
Chief Operating Officer and Director
S. D. Shibulal	0.08	0.02	0.13	0.23
	0.06	0.01	0.18	0.25
Whole-time directors
K. Dinesh	0.08	0.02	0.16	0.26
	0.06	0.01	0.18	0.25

T. V. Mohandas Pai	0.09	0.02	1.26	1.37
	0.09	0.02	1.01	1.12

Srinath Batni	0.09	0.01	1.09	1.19
	0.08	0.02	0.75	0.85
Chief Financial Officer
V. Balakrishnan	0.07	0.02	0.53	0.62
	0.07	0.02	1.44	1.53
Executive Council Members
Ashok Vemuri	0.53	–	0.60	1.13
	0.43	–	1.46	1.89

Chandra Shekar Kakal	0.07	0.01	0.46	0.54
	0.06	0.01	0.85	0.92

B.G. Srinivas	0.45	–	0.48	0.93
	0.46	–	1.76	2.22

Subhash B. Dhar	0.06	0.01	0.39	0.46
	0.05	0.02	0.72	0.79

Particulars of remuneration and other benefits of non-executive/ independent directors for the quarter ended June 30, 2009 and 2008 :

Name	Commission	Sitting fees	Reimbursement of expenses	Total Remuneration
Non-Whole time directors
Deepak M. Satwalekar	0.16	–	–	0.16
	0.15	–	–	0.15

Prof.Marti G. Subrahmanyam	0.17	–	0.07	0.24
	0.15	–	0.15	0.30

Dr.Omkar Goswami	0.14	–	0.01	0.15
	0.12	–	0.01	0.13

Claude Smadja	0.16	–	0.05	0.21
	0.15	–	0.05	0.20

Rama Bijapurkar	0.13	–	0.01	0.14
	0.12	–	0.01	0.13

Sridar A. Iyengar	0.19	–	0.05	0.24
	0.18	–	0.09	0.27

David L. Boyles	0.16	–	0.03	0.19
	0.15	–	0.07	0.22

Prof. Jeffrey S. Lehman	0.16	–	0.13	0.29
	0.14	–	0.12	0.26

K.V.Kamath	0.11	–	–	0.11
	–	–	–	–

N. R. Narayana Murthy*	0.15	–	–	0.15
	0.13	–	–	0.13
* Non-executive chairman of the board and chief mentor.

Auditors' Report on Consolidated Quarterly Financial Results and Consolidated Year to Date Financial Results of Infosys Technologies Limited Pursuant to the Clause 41 of the Listing Agreement

To
The Board of Directors of Infosys Technologies Limited

We have audited the consolidated quarterly financial results of Infosys Technologies Limited ('the Company') for the quarter ended 30 June 2009 and the consolidated year to date financial results for the period from 1 April 2009 to 30 June 2009, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement. These consolidated quarterly financial results as well as the consolidated year to date financial results have been prepared from consolidated interim financial statements, which are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial results based on our audit of such consolidated interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, prescribed by the Companies (Accounting Standards) Rules, 2006 as per section 211 (3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these consolidated quarterly financial results as well as the consolidated year to date financial results:

(i)	include the quarterly financial results and year to date financial results of the following entities:
(a)	Infosys BPO Limited;
(b)	Infosys BPO s.r.o;
(c)	Infosys Consulting Inc.;
(d)	Infosys Technologies (Australia) Pty Limited;
(e)	Mainstream Software Pty Limited;
(f)	Infosys Technologies (China) Co. Limited;
(g)	Infosys Technologies S. de R.L.de C.V;
(h)	Infosys Technologies (Sweden) AB;
(i)	Infosys BPO Poland Sp z.o.o (formerly known as P – Financial Services Poland Sp z.o.o); and
(j)	Infosys BPO (Thailand) Limited (formerly known as P-F Services Centre Thailand Limited)
(ii)	have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(iii)

give a true and fair view of the consolidated net profit and other financial information for the quarter ended 30 June 2009 as well as the consolidated year to date results for the period from 1 April 2009 to 30 June 2009.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the consolidated number of shares as well as percentage of shareholdings in respect of aggregate amount of consolidated public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for   B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
10 July 2009